UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NEW SOURCE ENERGY PARTNERS L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

64881E 109

(CUSIP Number)

January 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.: 64881E 109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CEU Paradigm, LLC 75-3223916
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 488,667
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 488,667
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 488,667
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.41%
12	TYPE OF REPORTING PERSON OO

Item 1.

(a)	Name of Issuer: New Source Energy Partners L.P.

(b)	Address of Issuer’s Principal Executive Offices:

914 North Broadway, Suite 230

Oklahoma City, Oklahoma 73102

Item 2.

(a)	Name of Person Filing: CEU Paradigm, LLC

(b)	Address of Principal Business Office:

100 Constellation Way, Suite 500C

Baltimore, Maryland 21202

(c)	Place of Organization: Delaware

(d)	Title of Class of Securities: common units representing limited partner interests (“Common Units”)

(e)	The CUSIP number of the Common Units: 64881E 109

Item 3.

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned: CEU Paradigm, LLC is the direct beneficial owner of 488,667 Common Units

(b)	Percent of class: 5.41% (based on 9,034,810 Common Units of the issuer outstanding on November 14, 2013)

(c)	Number of Common Units as to which the person has:

(i)	Sole power to vote or to direct the vote: 488,667

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 488,667

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2014

CEU PARADIGM, LLC

By:	/s/ James McHugh
Name:	James McHugh
Title:	VP Portfolio Management

4